Direct Dial  + 1 212 819 7900    Facsimile  + 1 212 354 8113    morton.pierce@whitecase.com

July 13, 2012

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	The Talbots, Inc.
Schedule 14D-9
Filed June 27, 2012
Amendment No. 1 to Schedule 14D-9
Filed June 29, 2012
File No. 5-50389

Dear Ms. Duru:

The Talbots, Inc., a Delaware corporation (the “Company”), has filed by electronic transmission Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (File No. 5-50389) (the “Schedule 14D-9”).

We have included in this letter the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 3, 2012, to Morton A. Pierce of White & Case LLP. The numbering of paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 22

Background of the Offer and Merger, page 22

1.	Supplement your disclosure regarding deliberations by the board and/or its advisors from March 1, 2012 to April 26, 2012. Specifically, please disclose any material terms, such as the price per share that were proposed and/or discussed by buyers other than Sycamore who were invited to participate in the strategic alternatives review process. Describe whether the board deliberated any alternatives that were suggested by any other buyer(s) prior to receiving the final proposal from Sycamore. In this regard, we note reference to the overview presented by Perella Weinberg on April 26, 2012 to the board regarding certain communications Perella Weinberg had with the other participants.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 4 of the Schedule 14D-9 under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger”.

2.	Please supplement your disclosure to describe the “other potential alternatives in the context of [the] strategic alternatives review process” that Perella Weinberg presented to the board in April and May, 2012.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 4 of the Schedule 14D-9 under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger”.

3.	Please describe in greater detail the number of other inquiries received by other potential strategic partners and/or the possible terms that were offered by such potential partners on May 29, 2012, which were discussed by the board and its advisors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 4 of the Schedule 14D-9 under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger”.

Certain Company Projections, page 67

4.	Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 8 of the Schedule 14D-9 under the heading “Certain Company Projections”.

*        *        *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-819-7900) or Chang-Do Gong (tel: 212-819-7808) of White & Case LLP.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	The Talbots, Inc.
Richard T. O’Connell, Jr.

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